GLOBAL ENGINE GROUP HOLDING LTD

August 29, 2023

Lauren Pierce

Staff Attorney

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Global Engine Group Holding Ltd.

Amendment No. 5 to Registration Statement on Form F-1

Filed May 31, 2023

File No. 333-266919

Dear Ms. Pierce:

This letter is in response to the oral comments (the “Oral Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Engine Group Holding Ltd. (the “Company,” “we,” and “our”) as provided by the Staff via telephone message on June 14, 2023. For ease of reference, we have presented a summary of the text of the Oral Comments in this response. The Amendment No. 6 to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1 filed May 31, 2023

Risk Factors

There remain some uncertainties…, page 33

1.	Please revise your disclosure discussing the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, promulgated by the CSRC, to reflect current effective status.

Response: We respectfully advise the Staff that we have revised the disclosures on page 33 of the Registration Statement to reflect the current effective status of the Trial Administrative of Overseas Securities Offering and Listing by Domestic Companies.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Andrew Lee
Andrew Lee
Chief Executive Officer

cc: Arila Zhou

Robinson & Cole LLP